

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via Email

Thomas A. Nardi
Executive Vice President and Chief Financial Officer
Navigant Consulting, Inc
30 South Wacker Drive, Suite 3550
Chicago, Illinois 60606

      Re: Navigant Consulting, Inc
              Form 10-K
              Filed February 18, 2011
              File No. 001-12173

Dear Mr. Nardi:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Kevin Woody

                             Kevin Woody
                             Accounting Branch Chief